Filed by Sesen Bio, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Sesen Bio, Inc.
Commission File No.: 001-36296

Leading Independent Proxy Advisory Firm ISS Recommends Sesen Bio Stockholders Vote “FOR” All Proposals at March 2 Special Meeting

Report Highlights Compelling Strategic Rationale, Estimated Potential Value to Shareholders of $0.88 per Share and Downside Risk of Non-Approval

Positive Recommendation Supports Boards’ Belief That Carisma Merger Maximizes Value for Stockholders

Reiterates Support from Several of Sesen Bio’s Largest Stockholders

Sesen Bio Board Unanimously Recommends All Stockholders to Vote “FOR” Value Maximizing Merger on WHITE Proxy Card

CAMBRIDGE, Mass. — February 16, 2023 — Sesen Bio, Inc. (Nasdaq: SESN) (“Sesen Bio” or the “Company”), today announced that Institutional Shareholder Services (“ISS”) recommends that stockholders vote “FOR” all proposals, including the pending merger with Carisma Therapeutics Inc. (“Carisma”), at the Company’s upcoming Special Meeting of Stockholders (the “Special Meeting”) scheduled for March 2, 2023. ISS is widely recognized as a leading independent proxy advisory firm, providing impartial analyses and reports to help investors make informed investment decisions.

In reaching its conclusion to support ALL proposals, including the merger and the proposed reverse stock split, ISS noted in its February 16, 2023, report1:

•“[Sesen Bio] appears to have conducted a thorough overview of alternatives and is proposing to merge with a well-funded company that has attracted strategic interest from leading biotech companies.”
•“Carisma is expected to reach several milestones over the next 18 months, including multiple clinical data readouts, the first of which is expected in mid-2023.”
•“[Sesen Bio] has been able to negotiate an increase in the special dividend to be paid to its shareholders from $25 million to $75 million and an increase in the potential value of the CVR through the addition of assets and extension of the payment period.”
•“The reverse split is necessary to maintain the listing of the company's stock. As such, support for this proposal is warranted.”
•“In light of the compelling strategic rationale, estimated potential value to shareholders of $0.88 per share, as well as the apparent downside risk of non-approval given SESN's significant outperformance vs. the index since the unaffected date, support for the merger is warranted.”

In accordance with the ISS recommendation, the Sesen Bio Board of Directors unanimously recommends that stockholders vote “FOR” each of the proposals listed on the WHITE proxy card enclosed with the previously mailed definitive proxy statement / prospectus. Stockholders are urged to vote their shares TODAY, in advance of the Special Meeting. Shareholders can switch their vote at any time to vote “FOR” the merger. Only the latest-dated proxy card counts.

Dr. Jay Duker, Chair of the Sesen Bio Board of Directors, said “We are pleased that ISS shares our belief that the merger with Carisma maximizes value for stockholders with substantial and immediate cash value, as well as significant long-term upside through ownership in the combined company. Following the support from our largest investors, we encourage all stockholders to vote “FOR” all proposals at the March 2 Special Meeting.”
1 Permission to use quotes neither sought nor obtained. Emphasis added.

In its report, ISS noted the voting and support agreement (the “Support Agreement”) between Sesen Bio and Bradley L. Radoff and Michael Torok (together with their respective affiliates, the “Investor Group”) dated February 13, 2023. The Investor Group beneficially owns approximately 8.7% of Sesen Bio’s common stock and has committed to vote its shares in support of the pending merger.

As disclosed on February 14, 2023, Sesen Bio and Carisma further amended the previously amended merger agreement announced on December 29, 2022, which has been unanimously approved by the Boards of Directors of both companies to include:

•One-time special cash dividend expected to be paid to Sesen Bio stockholders has been increased to $75 million, $0.36 per share2;
•The period of time for payments under the Contingent Value Right (“CVR”) related to any potential proceeds from the sale of Vicineum and Sesen Bio’s other legacy assets has been extended to March 31, 2027, from December 31, 2023, under the previous terms. Under the CVR, Sesen Bio stockholders remain entitled to any proceeds from the potential milestone payment under the Roche Asset Purchase Agreement; and
•Michael Torok will join the Carisma Board of Directors upon closing of the merger as the only Sesen Bio representative.

The positive recommendation from ISS builds on the support received from several of Sesen Bio’s largest stockholders for the merger with Carisma, including the Investor Group and BML Investment Partners, who together beneficially own approximately 12.8% of Sesen Bio’s outstanding common stock.

Sesen Bio’s definitive proxy statement / prospectus and other materials regarding the pending merger can be found at www.SesenBioandCarisma.com. The merger is expected to occur in the first quarter of 2023, subject to approval by Sesen Bio stockholders and other customary closing conditions.

Sesen Bio stockholders who need assistance voting or have questions regarding the Sesen Bio Special Meeting may contact Sesen Bio’s proxy solicitor, MacKenzie Partners, toll-free at 1-800-322-2885 or email at proxy@mackenziepartners.com.

SVB Securities is acting as exclusive financial advisor to Sesen Bio for the transaction and Hogan Lovells US LLP is serving as its legal counsel.

About Sesen Bio

Sesen Bio, Inc. is a late-stage clinical company focused on targeted fusion protein therapeutics for the treatment of patients with cancer. Sesen Bio’s most advanced product candidate, Vicineum™, also known as VB4-845, is a locally-administered targeted fusion protein composed of an anti-epithelial cell adhesion molecule antibody fragment tethered to a truncated form of Pseudomonas exotoxin A for the treatment of non-muscle invasive bladder cancer. On July 15, 2022, Sesen Bio made the strategic decision to voluntarily pause further development of Vicineum in the US. The decision was based on a thorough reassessment of Vicineum, which included the incremental development timeline and associated costs for an additional Phase 3 clinical trial, following Sesen Bio’s discussions with the United States Food and Drug Administration. Sesen Bio has turned its primary focus to assessing potential strategic alternatives with the goal of maximizing shareholder value. Additionally, Sesen Bio intends to seek a partner for the further development of Vicineum. For more information, please visit the Company’s website at www.sesenbio.com.

Cautionary Note on Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions,
2 Based on basic outstanding shares including unvested RSUs.

constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction, the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, the receipt of any payments under the contingent value rights, and the amount and timing of distributions to be made to Sesen Bio stockholders, if any, in connection with any potential dissolution or liquidation scenario are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, as amended; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this press release represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the registration statement) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (proxy statement/prospectus). The definitive proxy statement/prospectus was first mailed to Sesen Bio stockholders on or about January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above.

Investors:
Erin Clark, Vice President, Corporate Strategy & Investor Relations
ir@sesenbio.com